Exhibit 99.1

Rainchief Energy Inc.
(Formerly Black Diamond Brands Corporation)

December 31, 2008 and 2007
(Expressed in Canadian Dollars)

Consolidated Financial Statements

Management’s   Responsibility   for   Financial  Reporting

These consolidated financial statements have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, using management’s best estimates and judgments based on currently available information. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Company’s independent auditors, Watson Dauphinee & Masuch, Chartered Accountants, were appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

“Bradley J. Moynes”
Bradley J. Moynes
President and Chief Executive Officer

“J. Robert Moynes”
J. Robert Moynes
Vice-President

Auditors’ Report

To the Shareholders of:
Rainchief Energy Inc.
(Formerly Black Diamond Brands Corporation)

We have audited the Consolidated Balance Sheets of Rainchief Energy Inc. (formerly Black Diamond Brands Corporation) as at December 31, 2008 and 2007 and the Consolidated Statements of Operations and Deficit, Comprehensive Loss, and Cash Flows for the years ended December 31, 2008, 2007 and 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

“Watson Dauphinee & Masuch”
Chartered Accountants

Vancouver, B.C., Canada
April 22, 2009

Comments  by  Auditors  for  U.S.  Readers  on  Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 22, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are adequately disclosed in the consolidated financial statements.

“Watson Dauphinee & Masuch”
Chartered Accountants

Vancouver, B.C., Canada
April 22, 2009

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
	2008		2007
ASSETS	$		$

CURRENT
Cash		23		5,593
GST Recoverable		150		11,049
Current Assets of Discontinued Operations (Note 3)		34,032		63,220
		34,205		79,862
Due from Related Parties (Note 7(a),(b))		5,900		6,900
Property and Equipment (Note 4)		586		780
Oil and Gas Interests (Note 5)		1		-
Non-Current Assets of Discontinued Operations (Note 3)		24,045		24,771
		64,737		112,313

LIABILITIES
CURRENT
Accounts Payable and Accrued Liabilities		153,944		109,959
Due to Related Parties (Note 7(c),(d),(e))		24,999		184,841
Current Liabilities of Discontinued Operations (Note 3)		165,879		156,277
		344,822		451,077
SHAREHOLDERS' DEFICIENCY
Share Capital (Note 8(b))		2,031,174		1,567,600
Contributed Surplus (Note 8(d))		90,478		9,400
Accumulated Other Comprehensive Income		-		-
Deficit		(2,401,737)		(1,915,764)
		(280,085)		(338,764)
Nature and Continuance of Operations (Note 1)		64,737		112,313
Commitments (Note 11)
Subsequent Events (Note 13)

Approved on Behalf of the Board:

“Bradley J. Moynes”	“J. Robert Moynes”
Bradley J. Moynes, Director	J. Robert Moynes, Director

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Consolidated Statements of Operations and Deficit
As at December 31, 2008, 2007 and 2006 (Expressed in Canadian Dollars)
	2008		2007		2006
	$		$		$
EXPENSES

Accounting, Audit and Legal		86,716		44,697		69,560
Amortization		197		264		360
Consulting Fees		103,162		266,400		33,116
Filing and Transfer Agent Fees		3,128		1,741		1,138
Interest and Bank Charges		643		243		317
Management Fees (Note 9)		129,279		129,425		136,116
Office and Telephone		120		1,442		268
Office Rent		12,000		12,303		14,099
Travel		9,314		-		1,142
		344,559		456,515		256,116

LOSS BEFORE OTHER ITEMS AND DISCONTINUED OPERATIONS		(344,559)		(456,515)		-256,116

Foreign Exchange (Loss) Gain		(7,597)		15,933		-6,664
Net Gain (Loss) on Settlement of Debts		21,505		(13,432)		-
Write-Down Oil and Gas Interests (Note 5)		(40,499)		-		-

LOSS FROM CONTINUING OPERATIONS		(371,150)		(454,014)		(262,780)

LOSS FROM DISCONTINUED OPERATIONS (NOTE 3)		(114,823)		(70,766)		(177,892)

NET LOSS FOR THE YEAR		(485,973)		(524,780)		(440,672)

Deficit, Beginning of the Year		(1,915,764)		(1,390,984)		(950,312)

DEFICIT, END OF THE YEAR		(2,401,737)		(1,915,764)		(1,390,984)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		18,045,628		13,882,702		12,109,393

BASIC LOSS PER SHARE

Continuing Operations		(0.02)		(0.04)		(0.02)
Discontinued Operations		(0.01)		0		(0.01)

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Consolidated Statements of Comprehensive Loss
As at December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

	2008	2007	2006
	$	$	$
NET LOSS FOR THE YEAR	(485,973)	(524,780)	(440,672)

Other Comprehensive Income for the Year	-	-	-
COMPREHENSIVE LOSS FOR THE YEAR	(485,973)	(524,780)	(440,672)

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Consolidated Statements of Cash Flows
As at December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)
	2008	2007	2006
	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES

Net Loss from Continuing Operations	(371,150)	(454,014)	(262,780)

Non-Cash Items
Amortization	197	264	360
Consulting Fees (Note 8(b)(iii), (c))	68,548	266,400	8,571
Unrealized Foreign Exchange (Gain) Loss	-	(18,225)	-
(Gain) Loss on Settlement of Debts	(21,505)	13,432	-
Write-Down Oil and Gas Property	40,499	-	-

Change in Non-Cash Working Capital Accounts (Note 10(a))	44,884	53,572	8,737
Cash Used in Operating Activities of Continuing Operations	(238,527)	(138,571)	(245,112)

FINANCING ACTIVITIES

Shares Issued for Cash, Net of Issuance Costs	169,247	109,684	427,003
Advances from Related Parties	149,785	104,591	20,458
	319,032	214,275	447,461
INVESTING ACTIVITY

Acquisition of Oil and Gas Interests	(30,500)	-	-

NET CASH PROVIDED BY CONTINUING OPERATIONS	50,005	75,704	202,349
NET CASH USED IN DISCONTINUED OPERATIONS (NOTE 3)
Operating Activities	(52,809)	(94,916)	(194,503)
Financing Activity	(3,947)	3,243	(4,910)
	(56,756)	(91,673)	(199,413)
NET (DECREASE) INCREASE IN CASH	(6,751)	(15,969)	2,936

Cash, Beginning of the Year	7,314	23,283	20,347

CASH, END OF THE YEAR	563	7,314	23,283

CASH IS COMPRISED OF:

Continuing Operations	23	5,593	12,112
Discontinued Operations (Note 3)	540	1,721	11,171
	563	7,314	23,283
Supplemental Cash Flow Information (Note 10)

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007  (Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Rainchief Energy Inc. (the “Company”) was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia under the name Black Diamond Holdings Corporation. The Company changed its name to Black Diamond Brands Corporation on June 26, 2007 and subsequently to Rainchief Energy Inc. on November 21, 2008.

The Company is engaged in the acquisition, exploration, development and production of oil and gas interests in the Province of Alberta, Canada. Prior to January 01, 2007, the Company’s principal business was the distribution of liquor and wine products in the Province of British Columbia, Canada and in the United States. Assets, liabilities, revenues and expenses described in these consolidated financial statements as pertaining to “discontinued operations” are related to the abandoned wine distribution operations (Note 3).

While these consolidated financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company continues to incur operating losses, and has a consolidated deficit of $2,401,737 and a working capital deficiency of $310,617 as at December 31, 2008. Operations for the year ended December 31, 2008 have been funded primarily from the issuance of share capital, funds advanced by related parties and the continued support of creditors.

The Company’s ability to continue operations is uncertain and is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to explore and develop oil and gas properties, and upon future profitable production or proceeds from disposition of these properties. The outcome of these matters cannot be predicted at this time. Although the Company has arranged a private placement of units raising gross proceeds of $59,000 in April 2009 (Note 13(b)) and has been successful in obtaining financing in the past, there is no assurance that the Company will be successful with future financing ventures in light of the current tight global credit market.

These consolidated financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities, which would be necessary should the Company be unable to continue operations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared using Canadian Generally Accepted Accounting Principles (“CDN GAAP”). The significant accounting policies followed by the Company and its subsidiaries are summarized below:

a)	Basis of Presentation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, Black Diamond Importers Inc. and Liberty Valley Wines LLC, and its new wholly- owned subsidiary, Point Grey Energy Inc., incorporated on July 17, 2008. All inter-company transactions and balances have been eliminated.

The financial position, results of operations and changes in cash flows of Black Diamond Importers Inc. and Liberty Valley Wines LLC have been segregated and presented separately as discontinued operations in these consolidated financial statements (Note 3).

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007  (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)	Inventory

Inventory consists of liquor products and is valued at the lower of cost and net realizable value. Cost of sales is determined on a weighted average cost basis. Warehousing, shipping and related costs are excluded from cost of sales, and are expensed as incurred.

c)	Property and Equipment

Property and equipment are recorded at cost. Amortization is calculated using the following methods and annual rates, except in the year of acquisition when one-half the rate is used:

Computer Equipment	30% Per Annum, Declining Balance Basis
Furniture and Equipment	20% Per Annum, Declining Balance Basis

d)	Oil and Gas Interests

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of, exploration for and development of oil and gas interests are capitalized on a property-by-property basis. Such costs include land acquisition costs, geological and geophysical costs, drilling and other costs related to exploration and development activities and do not necessarily reflect present or future values. All other general and administrative costs including interest are expensed. Proceeds from the disposal of oil and gas interests are applied against the capitalized costs of the related property.

Upon commencement of production, capitalized costs are depleted using the unit-of-production method, based on estimated probable and proven oil and gas reserves determined by independent engineers.

The Company annually applies a ceiling test to capitalized costs, net of accumulated depletion and depreciation, to ensure they do not exceed the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on year-end prices and costs, adjusted for estimated future general and administrative expenses, abandonment and site restoration costs, financing costs and income taxes. If the carrying value of the oil and gas interests is not recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the discounted future net cash flows of its reserves. During the year ended December 31, 2008, the Company recorded an impairment on its oil and gas interest totalling $40,499 (Note 5).

e)	Asset Retirement Obligation

The Company records legal obligations associated with the retirement of long-lived assets, including site restoration and closure costs associated with the abandonment of oil and gas properties, in the period in which it is incurred if a reasonable estimate of fair value can be made. The liabilities are determined using the net present value of the cash flows required to settle the obligations. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying assets. Liabilities are accreted over time for changes in fair value through charges to operations. As at December 31, 2008 and 2007, the Company has no material asset retirement obligations.

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007  (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Share Capital and Stock-Based Compensation

The Company records proceeds from share issuances net of commissions and issuance costs. Share capital issued for non-monetary consideration is recorded at an amount based on the quoted market value of the Company’s shares over a reasonable period of time before and after the date the terms of the agreement is agreed to.

Employee stock options and other types of stock-based compensation are accounted for using the fair value based method. The Company estimates the fair value using the Black-Scholes option- pricing model. The fair value of an option is estimated on the date of grant and expensed over the vesting period. The fair value of a broker’s warrant is determined on the date of grant and recorded as share issuance costs. Consideration received on the exercise of stock options or broker’s warrants is recorded as share capital and the related contributed surplus amount is transferred to share capital.

g)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes, whereby future income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying amounts of assets and liabilities, and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which the differences are expected to reverse. Future income tax assets, including the benefit of income tax losses available for carry-forward, are only recognized to the extent that it is more likely than not that the Company will realize those assets.

h)	Loss Per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive.

i)	Revenue Recognition

Revenue is recognized upon shipment of wine products and when collection is reasonably assured.

j)	Foreign Currency Translation

Transactions in foreign currencies are translated to Canadian dollars at the rates in effect on the transaction date. Exchange gains or losses arising on translation or settlement of foreign currency denominated monetary items are charged to earnings in the period they arise.

The accounts of integrated foreign operations, which are recorded in United States dollars, have been translated into Canadian dollars using the temporal method as follows:

●	Monetary Assets and Liabilities	At the exchange rate prevailing at the balance sheet date
●	Non-Monetary Assets and Liabilities	At historical exchange rates
●	Revenue and Expense Items	At the average exchange rate for the year

Foreign exchange gains and losses from the translation of foreign operations are reflected in the statement of operations for the current year.

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007  (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)	Use of Estimates

The preparation of financial statements in conformity with CDN GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the assessment of recoverability of oil and gas interests and property and equipment, the determination of the amortization period of property and equipment, determination of the depletion period of oil and gas interests, the estimated amount of accrued liabilities, the realization of future tax assets, the determination of the fair value of shares issued for debt and services and fair value of broker’s warrants granted. Actual results could differ from those estimates.

l)	Comparative Figures

Certain comparative figures have been reclassified to segregate the assets, liabilities, revenues and expenses of discontinued operations (Note 3). These reclassifications have no effect on the consolidated net loss for the years ended December 31, 2008, 2007 and 2006.

m)	Adoption of New Accounting Policies

Effective January 01, 2007, the Company adopted Sections 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3861“Financial Instruments – Disclosure and Presentation”, and Section 3865 “Hedges” of the Canadian Institute of Chartered Accountants (“CICA”) Handbook.

Effective January 01, 2008, the Company adopted Sections 3862 “Financial Instruments – Disclosure” and 3863 “Financial Instruments – Presentation” which place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

These standards have been adopted on a prospective basis with no restatement to prior years’ consolidated financial statements amounts.

(i)	Comprehensive Income

Comprehensive income is the change in net assets from transactions related to non-shareholder sources. The Company presents gains and losses which would otherwise be recorded as part of net earnings in “other comprehensive income” until it is considered appropriate to recognize them into net earnings. The Company presents comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements.

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007  (Expressed in Canadian Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Adoption of New Accounting Policies (Continued)

(ii)	Financial Instruments

The Company classifies its financial instruments into one of the following categories:

• Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

•  Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be transferred to and recorded in net income; and

•  Held-to-maturity investments, loans and receivables, or other financial liabilities are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

• Cash is classified as held-for-trading and accordingly carried at its fair value;

• Accounts receivable and amounts due from related parties are classified as loans and receivables, and accordingly carried at their amortized costs; and

• Accounts payable and accrued liabilities and amounts due to related parties are classified as other financial liabilities and accordingly carried at their amortized cost.

The classification and remeasurement of the Company’s opening balances for financial instruments other than available-for-sale financial assets has resulted in no material gains or losses that require an adjustment to the Company’s opening deficit as at January 01, 2007.

(iii)	Hedging

This new accounting standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

(iv)	Capital Disclosure

The Company adopted CICA Handbook Section 1535 “Capital Disclosures” on January 01, 2008 requiring disclosure of information on the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with any externally imposed capital requirements, and if the Company has not complied, the consequences of such non-compliance (Note 15).

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007  (Expressed in Canadian Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Adoption of New Accounting Policies (Continued)

(v)	Inventories

The Company adopted CICA Handbook Section 3031 “Inventories “on January 01, 2008 which provides additional guidance on the measurement and disclosure requirements for inventories. The adoption of this new section did not have an impact on the Company’s consolidated financial statements.

(vi)	Going Concern

The Company adopted CICA Handbook Section 1400 “General Standards of Financial Statement Presentation” on January 01, 2008 which requires management to assess an entity’s ability to continue as a going concern (Note 1). When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, this standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.

n)	Future Accounting changes

(i)	Goodwill and Intangible Assets

Effective for fiscal years beginning on or after October 01, 2008, the CICA Handbook Section 3064 “Goodwill and Intangible Assets” provides new guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This section specifically excludes activities in the extractive industries such as prospecting, acquisition of mineral rights, exploration, drilling, mining and related mineral development as intangibles, as existing CICA Handbook Section 3061 “Property, Plant and Equipment” contains standards for measurement, presentation, and disclosure of mining properties. As such, implementation of this new standard is not expected to have a material impact on the Company’s consolidated financial statements and disclosures.

(ii)	International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that CDN GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 01, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from CDN GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of fiscal 2011, for which the current and comparative information will be prepared under IFRS. The financial reporting impact of the transition to IFRS on the Company’s consolidated financial statements cannot be reasonably estimated at this time.

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007  (Expressed in Canadian Dollars)

NOTE 3 – DISCONTINUED OPERATIONS

During 2008, the Company decided to exit its wine distribution operations in Canada and the United States operated through its wholly-owned subsidiaries, Black Diamond Importers Inc. and Liberty Valley Wines LLC. The decision to exit the wine distribution operations was made concurrent with the commencement of the Company’s investment in oil and gas operations in the Province of Alberta, Canada.

In December 2008, the Company liquidated its private label, Liberty Valley wine inventory in the United States. The Company plans to sell its remaining wine inventory in Canada through provincial government operated liquor stores. As at December 31, 2008, the carrying value of inventory held in Canada was $19,479 (2007 - $10,238) and in United States was $Nil (2007 - $48,463).

The operations and cash flows from the Company’s wine distribution operations in Canada and the United States have been substantially eliminated from its ongoing operations and the Company will not have any significant continuing involvement. Accordingly, the financial position, results of operations and changes in cash flows of the above subsidiaries have been segregated and presented separately as discontinued operations in the consolidated financial statements.

The net liabilities of the discontinued operations are as follows:	2008		2008

	$		$
ASSETS
CURRENT
Cash		540		1,721
Accounts Receivable		11,050		-
GST Recoverable		2,963		2,798
Inventory		19,479		58,701
		34,032		63,220
Due from Related Parties (Note 7)		23,492		23,896
Property and Equipment (Note 4)		553		875
		58,077		87,991
LIABILITIES
CURRENT
Accounts Payable and Accrued Liabilities		127,895		94,198
Due to Related Parties (Note 7)		37,984		42,342
Promissory Note Payable (Note 6)		-		19,737
		165,879		156,277
NET LIABILITIES		(107,802)		(68,286)

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

NOTE 3 – DISCONTINUED OPERATIONS (Continued)
The results of discontinued operations are as follows:	2008		2007		2006

	$		$		$
SALES		14,767		3,965		5,105

COST OF SALES		43,351		2,965		1,901

GROSS (LOSS) PROFIT		(28,584)		1,000		3,204

EXPENSES

Accounting, Audit and Legal		3,368		5,411		28,553
Advertising and Promotion		38,560		51,175		53,345
Amortization		322		97		108
Automobile		3,407		4,582		5,883
Consulting Fees (Recovery)		-		(10,744)		19,838
Distributor Fees		519		432		11,253
Interest and Bank Charges		2,262		19,895		28,099
Office and Telephone		8,772		9,419		11,939
Travel		1,210		4,257		14,690
Warehouse Fees		3,865		3,112		5,518
		62,285		87,636		179,226
LOSS BEFORE OTHER ITEMS		(90,869)		(86,636)		(176,022)

Foreign Exchange (Loss) Gain		(23,188)		15,870		(1,870)
Inventory Write-Down		(766)		-		-

LOSS FROM DISCONTINUED OPERATIONS		(114,823)		(70,766)		(177,892)

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

The changes in cash flows of discontinued operations are as follows:
	2008		2007		2006
	$		$		$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES

Net Loss from Discontinued Operations		(114823)		(70766)		(177892)
Non-Cash Items
Amortization		322		97		108
Interest and Bank Charges		-		-		8882
Unrealized Foreign Exchange (Gain) Loss		(12)		(988)		3786
Inventory Write-Down		766		-		-
		(113747)		(71657)		(165116)
Change in Non-Cash Working Capital Accounts
Accounts Receivable		(11050)		-		6148
GST Recoverable		(165)		291		(4250)
Inventory		38456		6124		(49709)
Prepaid Expense		-		271		-
Accounts Payable and Accrued Liabilities		33697		(29945)		18424

		(52809)		(94916)		(194503)

FINANCING ACTIVITY

Advances from Related Parties		(3947)		3243		(4910)

NET CASH USED IN DISCONTINUED OPERATIONS		(56756)		(91673)		(199413)

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)
NOTE 4 – PROPERTY AND EQUIPMENT

			Accumulated	Net Book
	Cost		Amortization	Value
CONTINUING OPERATIONS	$		$	$

2008
Computer Equipment		3890	3617	273
Furniture and Equipment		1656	1343	313
		5546	4960	586
2007
Computer Equipment		3890	3339	551
Furniture and Equipment		1656	1427	229
		5546	4766	780
DISCONTINUED OPERATIONS

2008
Furniture and Equipment		1279	726	553
2007
Furniture and Equipment		1279	404	875

NOTE 5 - OIL AND GAS INTERESTS

On November 14, 2008, the Company entered into a purchase agreement to acquire a 10% working interest in certain oil and gas interests in a property located in the Province of Alberta, Canada (the “Montag Property”) for a total purchase price of $40,500, payable as follows: $30,500 non-refundable cash payable to the vendor (paid) and an additional consideration of $10,000 payable to the solicitor of the vendor in satisfaction of a debt owed by the vendor to the solicitor (subsequently paid in March 2009).

The vendor is involved in a legal action with the underlying owner and operator of the Montag Property with respect to the vendor’s entitlement to a working interest in the property. The vendor and the Company are pursuing a resolution to protect its interest in the Montag Property. As at auditors’ report date, no resolution has been reached. The Company’s interest in the Montag Property is wholly derived from its purchase agreement with the vendor, and in the event that the vendor’s interest in the property is determined to be nil, the interest of the Company will also be determined to be nil. As such, the Company has written off $40,499 in acquisition costs due to the uncertainty over ownership of the working interest.

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

NOTE 6 – PROMISSORY NOTES PAYABLE

	2008	2007
	$	$
Promissory Note Payable	-	19,737

On December 21, 2007 the Company settled $21,053 (US$16,750) of the outstanding principal and accrued interest by issuing 200,000 common shares with a fair value of $25,890. Accordingly, the Company recorded a loss of $4,837 on settlement of debt.

On November 14, 2008, the Company issued 150,000 common shares with a fair value of $17,664 and 150,000 share purchase warrants with a fair value of $9,961 (Note 8(d)) in settlement of the remaining outstanding principal and interest of $19,737 (US$15,000). One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.15 per share until November 01, 2009. The Company recorded a loss of $7,888 on settlement of debt.

NOTE 7 – DUE FROM (TO) RELATED PARTIES

All amounts due from (to) related parties are unsecured, non-interest bearing and have no specific terms of repayment unless otherwise noted.

In December 2008, the Company issued 3,000,000 common shares with a fair value of $167,539 to the President of the Company and 2,000,000 common shares with a fair value of $111,693 to the Vice- President of the Company to settle outstanding debts of $185,175 (US$150,000) and $123,450 (US$100,000) respectively. Accordingly, the Company recorded a total gain of $29,393 on settlement of these debts.

As at December 31, 2008 and 2007, the Company has the following amounts owing from (to) related parties:

	CONTINUING OPERATIONS
a)	Due from a company controlled by a Director and Officer of the Company	5,900	5,900

b)	Due from a person related to the Officers and Directors of the Company	-	1,000

c)	Due (to) a company controlled by a person related to the Directors and Officers of the Company. The amount is unsecured, non-interest bearing and are due on December 31, 2008.	-6,842	-14,842
d)	Due (to) an Officer and Director of the Company	-17,193	-93,528
e)	Due (to) an Officer and Director of the Company	-964	-76,471
		-19,099	-177,941

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

	2008	2007
DISCONTINUED OPERATIONS	$	$
Due from a company controlled by a Director and Officer of the Company	982	982

Due from an Officer and Director of the Company	21,414	22,914

Due from (to) an Officer and Director of the Company	1,096	(4,358)

Due (to) a company controlled by a person related to the Directors and Officers of the Company. The amount is unsecured, non-interest bearing and are due on December 31, 2008	(37,984)	(32,200)

Due (to) a person related to the Officers and Directors of the Company	-	(5,784)
	(14,492)	(18,446)

NOTE 8 – SHARE CAPITAL
Authorized
Unlimited number of common shares without par value.
Issued and Outstanding

	Number of	Amount
	Common Shares	$
Balance, December 31, 2006	13,577,223	1,025,342
Issued During the Year
For Cash – Private Placements, Net of Issuance Costs (i)	500,000	109,684
For Debt
Promissory Note Payable to Related Party (ii)	2,141,629	277,234
Promissory Note Payable to Arm’s Length Party (Note 6)	200,000	25,890
For Accounts Payable (iii)	1,000,000	129,450

Balance, December 31, 2007	17,418,852	1,567,600

Issued During the Year
For Cash – Private Placements, Net of Issuance Costs (iv)	1,250,000	166,678
For Debt
Promissory Note Payable to Arm’s Length Party (Note 6)	150,000	17,664
Amounts Owed to Related Parties (Note 7)	5,000,000	279,232

Balance, December 31, 2008	23,818,852	2,031,174

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL  (Continued)

b)	Issued and Outstanding (Continued)

(i)
On May 23, 2007, the Company completed a brokered private placement of 500,000 units at a price of US$0.225 per unit, raising gross proceeds of $121,871 (US$112,500). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.40 per share until May 31, 2008. The Company paid finders’ fees in the amount of $12,187 (US$11,250).

(ii)
On December 21, 2007 the Company settled the outstanding promissory note payable to a person related to Officers and Directors of the Company in the amount of $149,914 by issuing 2,141,629 common shares with a fair value of $277,234. The Company recorded a loss of $127,320 on settlement of this debt.

(iii)
Pursuant to a consulting agreement dated June 18, 2007 with an arm’s length party, the Company agreed to pay consulting fees of $266,400 (US$250,000) for investor relations services. On December 21, 2007, the Company issued 1,000,000 common shares with a fair value of $129,450 for settlement of outstanding investor relations fees in the amount of $248,175, and recorded a gain on settlement of debt in the amount of $118,725.

(iv)
On July 09, 2008, the Company completed a brokered private placement of 1,000,000 units at a price of US$0.15 per unit, raising gross proceeds of $153,810 (US$150,000). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.25 per share for a period of one year. The Company paid finders’ fees in the amount of $15,381 (US$15,000) and issued 100,000 share purchase warrants with a fair value of $2,569 (Note 8(d)) to the finder.

On November 14, 2008, the Company completed a non-brokered private placement of 200,000 units at a price of US$0.10 per unit, raising gross proceeds of $24,708 (US$20,000). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.15 per share for a period of one year.

On December 19, 2008, the Company completed a non-brokered private placement of 50,000 units at a price of US$0.10 per unit, raising gross proceeds of $6,110 (US$5,000). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.15 per share for a period of one year.

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL  (Continued)

c)	Share Purchase Warrants

The Company has the following warrants outstanding which expire on various dates between June 15,  2009 and October 31, 2010:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Warrants	US$
Balance, December 31, 2006	3,678,443	0.30

Issued During the Year
Private Placement (Note 8(b)(i))	500,000	0.40

Expired During the Year	(2,958,443)	0.30

Balance, December 31, 2007	1,220,000	0.34

Issued During the Period
Private Placement (Note 8(b)(iv))	1,250,000	0.23
Finder’s Fees (Note 8(b)(iv))	100,000	0.25
Consulting Fees (i)	1,300,000	0.11
Promissory Note Payable to Arm’s Length Party (Note 6)	150,000	0.15

Expired During the Period	(1,220,000)	0.34

Balance, December 31, 2008	2,800,000	0.17

(i)   During  the  year  ended  December  31,  2008,  the  Company  issued  a  total  of  1,300,000  share  purchase  warrants  with  a  total  fair  value  of  $68,548  (Note  8(d))  for  investor  relations  and  consulting services. Each warrant is exercisable into one share common share at a price between  US$0.07  and  US$0.20  per  share.    These  warrants  expire  between  November  05,  2009  and  October 31, 2010.

c)	Contributed Surplus and Stock Based Compensation

	2008	2007
	$	$
Balance, Beginning of the Year	9,400	9,400

Fair Value of Broker’s Warrants (Note 8(b)(iv))	2,569	-
Fair Value of Warrants Issued for Consulting Fees	68,548	-
(Note 8(c)(i))
Fair Value of Warrants Issued for Debt Settlement (Note 6)	9,961	-

Balance, End of the Year	90,478	9,400

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL (Continued)

d)	Contributed Surplus and Stock-Based Compensation (Continued)

The weighted average fair value of warrants issued for debt settlement, finder’s fees and consulting  services during the year ended December 31, 2008 was $0.05 per warrant. The fair value of these  warrants  was  estimated  on  the  grant  date  utilizing  the  Black-Scholes  pricing  model  with  the  following assumptions:

Risk-Free Annual Interest Rate	0.8% - 2.4%
Expected Annual Dividend Yield	0%
Expected Stock Price Volatility	146% - 179%
Expected Life of Option	1 to 2 years

There  were  no  share  purchase  warrants  or  broker’s  warrants  granted  during  the  year  ended  December 31, 2007.

Option pricing models require the input of highly subjective assumptions. Changes in the subjective  input  assumptions  can  materially  affect  the  fair value  estimate,  and  therefore  the  existing  models  may not necessarily provide a single reliable measure of the fair value of the Company’s warrants  issued for debt settlement, finder’s fee and consulting service.

NOTE 9 – RELATED PARTY TRANSACTIONS

In addition to those transactions disclosed elsewhere in these financial statements, the Company had the  following transactions with related parties:

		2008		2007		2006
		$		$		$

a)	Management fees charged by the President and the Vice-President of the Company (also Directors) for management, administration, supervision and company development services (Note 11(a))		129,279		129,425		136,116

b)	Consulting fees charged by a company controlled by the former Chief Financial Officer of the Company for management and administration services		-		-		33,116

c)	Interest accrued to a person related to the Officers and Directors of the Company for cash advanced		-		17,990		17,965

All related party transactions were in the normal course of operations and were measured at the exchange  value, which represented the fair value established and agreed to by the related parties.

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)
NOTE 10 – SUPPLEMENTAL CASH FLOW INFORMATION

		2008		2007		2006
		$		$		$
a)	Change in Non-Cash Working Capital Accounts

	GST Recoverable		10,899		1,729		-7,346
	Accounts Payable and Accrued Liabilities		33,985		51,843		16,083

			44,884		53,572		8,737
b)	Significant Non-Cash Financing Activities

	Shares Issued for Settlement of:
	Accounts Payable		-		129,450		8,541
	Promissory Note Payable		17,664		303,124		-
	Amounts Owed to Related Parties		279,232		-		-

			296,896		432,574		8,541
c)	Other Information

	Interest Paid		1,115		14,354		18,379

NOTE 11 – COMMITMENTS

a)
On January 01, 2007, the Company entered into management agreements with the President and the Vice-President of the Company for general management and operational services for combined management fees of US$120,000 per annum. On January 01, 2008, the agreements were renewed for a term of 10 years.

b)
In April 2008, the Company entered into a licensing agreement with an arm’s length party for the exclusive right to use copyrighted photographs on the Company’s privately labeled wine bottles and for advertising and promotional use for a term of 3 years.

Pursuant to the agreement, the Company paid a fee of US$30,000 in consideration for prior uses of the copyrighted photographs. The Company also agreed to pay a minimum royalty of US$22,500 per year to be applied against a royalty of US$1.00 per case of certain wine products sold by the Company. During the year ended December 31, 2008, the Company recorded royalty payments totalling $16,891 (US$16,875) (2007 - $30,000) in advertising and marketing expense.

Subsequent to year-end, the Company was served a Notice of Termination of the licensing agreement citing breach by the Company as a result of its default on the royalty payment due on January 01, 2009 for the first quarter of 2009. The total amount of claim against the Company is US$50,625 which represents the guaranteed royalty payments payable for the remaining term of the agreement. Management is pursuing a resolution to the dispute. Pursuant to the licensing agreement, the royalty payments are secured by the personal guarantees of the President and Vice-President of the Company. The Company will accrue this contingent liability in the first quarter of 2009.

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

NOTE 12 – INCOME TAXES

Provision for Income Taxes
A reconciliation of income taxes at the statutory tax rate is as follows:
	2008	2007	2006

Combined Federal and Provincial Income Tax Rates	14.92%	17.62%	17.62%

	$	$	$
Loss before income taxes	(485,973)	(524,780)	(440,672)

Expected Income Tax Recovery	(72,495)	(92,467)	(77,646)
Permanent Differences	488	(1,883)	(13,579)
Change in Valuation Allowance	(43,707)	89,809	62,383
Effect of Change in Tax Rates	79,308	-	-
Expiration of Non-Capital Losses and Other	36,406	4,541	28,842
Income Tax Expense (Recovery)	-	-	-

b)	Future Income Taxes

The tax effects of significant temporary differences that give rise to future income tax assets as at  December 31, 2008 and 2007 are:

Future Income Tax Assets:

Non-Capital Losses Carry-Forward	273,732	312,484
Share Issuance Costs	8,042	13,004
Property and Equipment	275	268

Valuation Allowance	(282,049)	(325,756)

Net Future Income Tax Assets	-	-

As at December 31, 2008, the Company and its subsidiaries have non-capital losses of approximately $2,025,000 which may be applied to reduce taxable income of future years. The non- capital losses expire as follows:

2009	186,000
2010	36,000
2014	116,000
2015	279,000
2026	410,000
2027	540,000
2028	458,000
2,025,000

Future tax benefits which may arise as a result of these losses have not been recognized in these  financial statements and have been offset by a valuation allowance.

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

NOTE 13 – SUBSEQUENT EVENTS

a)
In March 2009, the Company was served with a Notice of Termination in connection with a licensing agreement for the exclusive right to use certain copyrighted photographs. The amount of claim against the Company is US$50,625 (Note 11(b)).

b)
As at the auditors’ report date, the Company has received subscription proceeds totalling $59,000 in connection to a private placement of 1,180,000 units at US$0.05 per unit. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable into one common share at US$0.10 for a period of one year.

NOTE 14 - FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks:

a)	Fair Values

The carrying values of cash, amounts receivable, accounts payable and accrued liabilities, and amounts due to and from related parties approximate their fair value as at the balance sheet date.

b)	Liquidity Risk

The Company is dependent upon on the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. There can be no assurance that such financing will be available on terms acceptable to the Company.

c)	Foreign Exchange Risk

The Company operates in Canada and the United States and some of its material expenditures are payable in U.S. dollars. The Company is therefore subject to currency exchange risk arising from the degree of volatility of changes in exchange rates between the Canadian dollar and the U.S. dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at December 31, 2008, the Company had the following financial instruments in U.S. dollars:

US$
Cash	38
Accounts Receivable	8,345
Accounts Payable and Accrued Liabilities	117,031

d)	Commodity Price Risk

The ability of the Company to develop its oil and gas properties and the future profitability of the  Company  are  directly  related  to  the  market  price  of  oil  and  natural  gas.   The  Company  has  not  hedged any of its future sales.

e)	Credit Risks

Management considers that risks related to credit and interest are not significant to the Company at  this time.  Amounts owed to related parties are non-interest bearing.

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

NOTE 15 - CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its on-going operations and capital expenditures including investment in resource properties it has or may acquire.

The Company considers its capital structure to include shareholders’ equity. At this time the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund its investments in capital assets and resource properties. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

As at December 31, 2008 the Company had a working capital deficiency of $310,617. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the year ended December 31, 2008.

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada which would not differ in all material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and from practices prescribed by the United States Securities and Exchange Commission. Accordingly, there were no reported differences for the Company for the years ended December 31, 2008, 2007 and 2006 which would require reconciliation from CDN GAAP to US GAAP.

a)	Income Taxes

The Company uses the asset and liability method to account for income taxes pursuant to Section 3465 of the Canadian CICA Handbook which is substantially consistent with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”.

As described in note 12, the Company has future income tax assets related to its Canadian operations calculated at the substantively enacted rates in Canada at December 31, 2008, 2007 and 2006. For US GAAP purposes, SFAS No. 109 requires deferred tax assets to be measured at only enacted tax rates. These assets would have been reduced to $nil by a valuation allowance, which is consistent with the accounting treatment under CDN GAAP. Accordingly, there is no difference in the consolidated financial position or results of operations reported under CDN GAAP and US GAAP for the years ended December 31, 2008, 2007 and 2006.

RAINCHIEF ENERGY INC.
(Formerly Black Diamond Brands Corporation)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

b)	Stock-Based Compensation

The Company’s policy for accounting for stock-based compensation awards under CDN GAAP is disclosed in Note 2(f). For US GAAP purposes, the Company uses the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for CDN GAAP, under the Statement of Financial Accounting Standards (“SFAS”) No. 123R “Accounting for Stock-Based Compensation”. Accordingly, there is no difference in the consolidated financial statements under CDN GAAP or US GAAP for the years ended December 31, 2008, 2007 and 2006.

c)	Recent United States Accounting Pronouncements

(i)	Fair Value Measurements

In September 2006, FASB issued SFAS 157 “Fair Value Measurements” to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. The standard is effective for fiscal period beginning after November 15, 2007. The adoption of this statement does not have a material effect on these consolidated financial statements.

(ii)	Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, FASB issued SFAS 159 “Fair Value Option for Financial Assets and Liabilities” to permit entities to measure eligible financial instruments at fair value. The standard is effective for fiscal period beginning after November 15, 2007. The adoption of this statement does not have a material effect on these consolidated financial statements.